Shareholder Rebuttal to Ross Stores, Inc.’s Opposition Statement

on Greenhouse Gas Emissions Goals

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Ross Stores, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Jantz Management LLC

ADDRESS OF PERSON RELYING ON EXEMPTION: 470 Atlantic Avenue, 4th Floor, Boston, MA 02210

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made by the proponent voluntarily in the interest of public disclosure and consideration of these important issues.

ROSS STORES shareowners are encouraged to vote FOR resolution #4:

Resolved: The shareholders request that the Board of Directors of Ross Stores (the “Company”) prepare a climate change report to shareholders by November 1, 2019 that describes how the Company is aligning its long-term business strategy with the projected long-term constraints posed by climate change, and describing medium- and long-term goals for GHG reduction. The report should be prepared at reasonable expense and may exclude confidential information.

Overview

Climate change poses an emergency threat to the fate of the human race, the global economy and the future of our company. The October 2018 Intergovernmental Panel on Climate Change (IPCC) report provided compelling evidence that in order to avoid the most dangerous effects of global warming, the world must reduce greenhouse gas (GHG) emissions as quickly as possible.1 The report found that “warming of 1.5°C or higher increases the risk associated with long-lasting or irreversible changes…”2 The report noted that containing the temperature increase to 1.5°C would require global reduction of greenhouse gas emissions by 2030 to 45% of 2010 emissions.

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1 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html

2 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.

This is a very steep challenge for the human race.

Furthermore, the earth is experiencing these record high temperatures as carbon emissions continue to increase the level of carbon in the atmosphere:3

Atmospheric CO_2 at Mauna Loa Observatory
Scripps Institution of Oceanography
NOAA Earth System Research Laboratory
PARTS PER MILLION
400
380
360
340
320
1960
1970
1980
1990
2000
2010
2020
YEAR
NOAA
March 2019

Image credit: National Oceanographic and Atmospheric Administration

Land & Ocean Temperature Percentiles Jan 2019

NOAA's National Centers for Environmental Information

Data Source: GHCN–M version 3.3.0 & ERSST version 4.0.0

Record Coldest
Much Cooler than Average
Cooler than Average
Near Average
Warmer than Average
Much Warmer than Average
Record Warmest

Wed Feb 13 03:48:50 EST 2019

Image description: Departure of temperature from average for January 2019, the third warmest January for the globe since record keeping began in 1880. The 10 warmest January global land and ocean surface temperatures have all occurred since 2002. Continental records began in 1910.”[4]

Image credit: National Centers for
Environmental Information (NCEI)

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3 https://www.esrl.noaa.gov/gmd/webdata/ccgg/trends/co2_data_mlo.png

4 https://www.wunderground.com/cat6/march-2017-earths-2nd-warmest-march-record

Business risks exist due to climate change.

The Proponent believes that the instability of climate conditions as a result of climate change poses financial stability risks for our company and others.

Risks related to climate change were further emphasized by the Fourth National Climate Assessment (“NCA4”) released in 2018 by the U.S. Global Change Research Program (a collaboration of 13 U.S. federal agencies). That assessment states that “without substantial and sustained global mitigation and regional adaptation efforts, climate change is expected to cause growing losses to American infrastructure and property and impede the rate of economic growth over this century” (emphasis added).5

The changes of concern are already happening. National Geographic claims that California is “just hotter and drier than it used to be, and that's driving a trend toward larger fires.”6 As an illustration of the potential scale of financial risk of these climate change weather events, the late 2018 wildfires in California cost at least $3 billion simply to clear debris.7

To the extent that a company is reliant on fossil fuel-based energy sources, the Proponent believes there is strong potential for disruption because an inevitable policy response to climate change will drive restraints on carbon in energy sources.

An aggressive target on GHG emissions reduction is essential.

While Ross Stores engages in some energy efficiency enhancement measures, the Proponent is not aware of Company calculations or disclosures of estimated greenhouse gas emissions from its operations. To our knowledge, the Company also has not established goals for reducing GHGs based on any timeframe. The IPCC’s urgent 2030 timeframe for 45% global reduction in GHG’s necessitates action by every company, including ours.

Ross Stores is a member of the Retail Industry Leadership Association (RILA),8 which has publicized other companies’ leadership strategies, entirely consistent with the request of the Proposal.

Competitors9 have adopted strategies consistent with the Proposal – demonstrating the feasibility and relevance of the Proposal to the sector and the Company.

TJX Companies10 (“TJX”) is working to reduce its global GHG emissions per dollar of revenue by 30% by fiscal 2020, against a fiscal 2010 baseline. TJX states that is on track to exceed this goal, and is also in the process of considering options for setting its next quantitative emissions reduction goal. As part of that process, TJX is undertaking a feasibility assessment for creating a science-based target and is considering options that range from a two-degree scenario to a carbon neutral scenario.

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5 https://nca2018.globalchange.gov/

6 https://www.nationalgeographic.com/environment/2018/11/climate-change-california-wildfire/

7 https://www.nbcnews.com/news/us-news/california-wildfires-costs-soar-past-last-year-s-records-n946856

8 The RILA describes itself as: the retail industry’s advocate in Washington, RILA is a trusted source dedicated to telling the retail industry’s story and informing lawmakers of the impact and consequences of the decisions they make. On the retail operations side, RILA provides a forum where members can conduct discussions aimed at understanding common operational practices, areas of concern and pragmatic solutions to problems.

9 See “Comparative Framework”:

https://www.sec.gov/Archives/edgar/data/745732/000074573218000008/fy2018proxy.htm, as well as Nasdaq’s listing of competitors in the industry: https://www.nasdaq.com/symbol/rost/competitors. See also Value Line’s determination of peer group:

http://www.valueline.com/Stocks/Highlights/From_the_Survey__Ross_Stores.aspx#.XGdxilVKhhE

10 http://www.tjx.com/responsibility/environment/

Target Corporation11 sets its goals through the Science-Based Targets Initiative.12 Target is committed to reducing its absolute Scope 1 and 2 greenhouse gas emissions by 25% below 2015 levels by 2025. Target will implement projects in its owned brand manufacturing facilities that will result in the avoidance of 2 million metric tons of Scope 3 emissions annually by 2022. Target is also committed to developing an additional Scope 3 goal that, coupled with its Scope 1 and 2 goals, will fulfill its commitment to the Science-Based Targets initiative. To achieve these goals, Target will focus its efforts on increasing the adoption of renewable energy in its own operations, its supply chain, and on the electricity grid; increasing energy efficiency in operations; investing in innovations that support the transition to a lower-carbon transportation system, including vehicle electrification; and consider climate impacts in raw materials sourcing, particularly the impacts of land use change, and designing plans to mitigate those impacts.

PVH Corporation,13 an apparel company with brands in its portfolio such as CALVIN KLEIN, TOMMY HILFIGER, Van Heusen, IZOD, ARROW, Speedo, Warner's, Olga, Geoffrey Beene, and True&Co., seeks to make products and business operations that “generate zero waste, zero carbon and zero hazardous chemicals...” Specifically, PVH has declared support for the Paris Climate Accord and set a global target to reduce greenhouse gas emissions at their facilities by 35 percent by 2030.

L Brands,14 which has a clothing and accessories portfolio including Victoria’s Secret, Bath & Body Works, and Pink, reports a 19.4% decline in its carbon footprint since 2013. In 2010 and in partnership from the U.S. EPA Climate Leaders program, L Brands established a long-term corporate-wide greenhouse gas (GHG) reduction goal. L Brands pledged to reduce its absolute GHG emissions for US Direct and Indirect activities by 3 percent from 2007 to 2014. In 2012 (based on Calendar Year 2011 emissions), L Brands achieved that GHG reduction goal and was recognized by the U.S. EPA’s Center for Corporate Climate Leadership with a 2013 Excellence in Greenhouse Gas Management (Goal Achievement) Award.

Contradicting the Company’s assertion that “its off-price business model [provides] significantly less opportunity for Ross Stores to influence the carbon footprint of its merchandise supply chain,”15 peer companies, some of whom have similar sourcing strategies, have nevertheless found it strategically valuable and appropriate to develop quantitative GHG reduction goals.16

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11 https://corporate.target.com/corporate-responsibility/planet/climate

12 In February 2019, the Science-Based Targets initiative (SBTi), which had originally defined science-based targets as those that align to the commitment of the Paris Agreement to limit global temperature rise to 2°C or below, announced that it will revise it guidelines to “align with the latest science of the IPCC and the most ambitious target of the Paris Agreement: to limit warming to 1.5°C or well below 2°C.” https://eco-act.com/2019/02/sbti-announce-important-updates-for-science-based-targets/

13 https://pvh.com/~/media/PVH/Files/corporate-responsibility/cr2017/PVH%202017%20CR%20Report.ashx

14 https://www.lb.com/responsibility/environment/energy--climate

15 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/jantzmgt032919-14a8.pdf

16 TJX Companies (“TJX”): http://www.tjx.com/responsibility/environment/ Target Corporation: https://corporate.target.com/corporate-responsibility/planet/climate PVH Corporation: https://pvh.com/~/media/PVH/Files/corporate-responsibility/cr2017/PVH%202017%20CR%20Report.ashx L Brands: https://www.lb.com/responsibility/environment/energy--climate

In seeking a description of medium- and long-term goals for GHG reduction, the Proposal creates the possibility of comparability between companies and clarity for investors, and also aids investors in ESG-related decisions in portfolio construction that considers, among other things, the long-term economic impacts on each holding that may be posed by climate change-related developments, such as abrupt infrastructure transitions that may become necessary during the inevitable policy response to the global climate emergency.

Quantitative investment strategies employed by the Proponent and other investors incorporate environmental scores, including GHG emissions data and evaluation of management of emissions, for each company in the investable universe. Improvement in environmental data and disclosures, including reduction of emissions, is material to the selection of securities and the portfolio construction process. The absence of company data on GHG emissions and targets results in less accurate measures of company environmental risk factors.

Conclusion:

The Proponent believes that Ross Stores can and should adopt aggressive GHG reduction goals. We believe that Ross Stores has the leadership and resources to create an effective and sustainable plan.

We urge you to vote “FOR” proxy item #4. Should you have any proposal-specific questions please feel free to contact us at info@jantzmgmt.com.

Date: April 18, 2019

By:	/s/ Christine J. Jantz
Christine J. Jantz
CEO
Jantz Management LLC

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.